January 31, 2006

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C.  20549

Re:          Cascade Corporation

                Form 10-K for the year ended January 31, 2005

                Filed April 18, 2005

                File No. 1-12557

Dear Mr. Cascio:

Thank you for your letter dated January 9, 2006, commenting on Cascade Corporation’s (“Company”) Form 10-K for fiscal 2005, the year ending January 31, 2005.  We appreciate your assistance and input in helping us to comply with applicable disclosure requirements and in enhancing the overall disclosure in our SEC filings.

This letter contains our response to your comments.  To aid in readability, each of your comments have been written in italics, followed by our response.

January 31, 2005 Form 10-K

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal 2005 and Fiscal 2004, page 13

1.                                      We note that your gross margin for North America and Asia Pacific is 39% and 33%, respectively, for the fiscal year ended January 31, 2005 while the gross margin for Europe is 20% for the same time period.  In your response and in future filings, please disclose the factors that contribute to the significant variance in gross margin in Europe compared to your other geographic regions.

We have provided an explanation below regarding the variance in gross margins between geographic regions in which we operate.  Future filings will include similar disclosures regarding the reasons for the variance between geographic regions, including a discussion of significant related factors.

The variance in gross margins by geographic region is primarily due to the different competitive environments we face in each of these regions.  Fluctuations in gross margins within a region over time are generally due to a change in the competitive environment such as new competitors entering a market or existing entities merging or otherwise leaving the market.  Additionally, cyclical variations in product demand directly affect margins as higher manufacturing volumes permit greater fixed cost absorption resulting in increased gross margins.

A further discussion of the competitive environment in each geographic region follows:

North America -   We are the leading manufacturer in North America.   We compete in this region primarily with smaller regionally-based companies and a limited number of smaller foreign competitors.  Our leading position has been achieved within the last ten years through an acquisition which complemented our existing product lines and a continued focus on providing high quality products and outstanding customer service.  Our high quality and customer service permit us to maintain higher pricing for our products than our competitors.  This in combination with our focus on cost reduction initiatives in our manufacturing operations, has allowed us to realize higher gross margins.

Europe - While we are also a leading manufacturer in Europe, we compete with several privately-owned companies with a strong presence in local and regional markets.  In contrast to North America, competition in this region is principally on price, resulting in lower gross margins. Also, cost reduction initiatives are not as fully implemented in Europe as in North America.

Asia Pacific – This region includes operations in several countries.  The competitive environment does vary somewhat in certain countries, and competitors vary in size from smaller regionally-based private companies to some larger lift truck manufacturers.  In general we have established a strong presence throughout the region, and our gross margins in China, Australia and Japan reflect this.

Consolidated Financial Statements

Consolidated Statements of Income, page 26

2.                                      Please tell us and disclose in future filings where you have recorded the compensation expense related to stock appreciation rights on your consolidated statements of income.  In addition, please note that non-cash stock based compensation expense should be recorded in the same line or lines as cash compensation paid to employees.  Refer to SAB 14F.  It appears as though stock based employee compensation may be recorded as “amortization expense.”  If so, please tell us your basis for classifying stock based compensation in this line item.  Otherwise, tell us and disclose the nature of the intangible assets associated with the amortization expense as required by paragraphs 44 and 45 of SFAS 142.

Compensation expense related to stock appreciation rights on our consolidated income statement for the year ended January 31, 2005 was recorded in amortization expense.  We had no compensation expense related to stock appreciation rights prior to the year ended January 31, 2005.  We adopted SFAS 123R on May 1, 2005, the beginning of the second quarter of the current fiscal year.  We agree with the position as outlined in SAB 107 that non-cash stock based compensation expense should be recorded in the same line item as cash compensation paid to employees.  We have included share-based compensation expense in the same line item as cash compensation paid to employees in the consolidated statement of income for all of our filings since that date.  Since the adoption of SFAS 123R all prior year compensation expense has been reclassified to the appropriate operating line items.   Future filings will follow the same presentation.

Amortization expense of $659,000, $512,000 and $261,000 for the years ended January 31, 2005, 2004 and 2003, respectively, related to the amortization of various intangible assets.  These intangible assets consist primarily of noncompete agreements.  We had reviewed the requirements of SFAS 142 and elected to not provide additional disclosures since the amounts were not material to our consolidated financial statements.  As of January 31, 2005 the net book value of intangible assets was 0.8% of consolidated total assets.  Amortization expense of intangible assets for the year ended January 31, 2005 was 1.5% of income before income taxes.  We will continue to consider the materiality of intangible assets in relation to the consolidated financial statements when evaluating additional disclosures in future filings.

Note 15.  Segment Information, page 48

3.                                      We see your disclosure that you “aggregate” your operating units into a single operating segment.  Please clarify whether you aggregate your operating segments under paragraph 17 of SFAS 131.  If so, please tell us your operating segments and demonstrate how these qualify for aggregation under paragraph 17 (a) through (e) of SFAS 131.  Additional disclosure should be provided in future filings.

A discussion of our process for identifying the Company’s operating segments is outlined below.  Certain additional disclosures will be made in future filings as noted.

Our businesses globally manufacture and distribute material handling load engagement products primarily for the forklift truck industry.  In our previous filings, we reported a single reportable operating segment, consisting of operating units aggregated under paragraph 17 of SFAS 131 and provided additional disclosures of supplemental geographic information as required under paragraph 38 of SFAS 131.

In the process of completing our response to your letter we have re-evaluated our operating segments and we have concluded that we have three reportable operating segments, defined by the geographic regions and markets of North America, Europe and Asia Pacific.  We aggregate our operating units into these three segments.  We will disclose our three operating segments, including the additional disclosures required by SFAS 131 in the January 31, 2006 Form 10-K for all periods presented.  These additional disclosures will include the following information by geographic segment:

•      Gross profit*

•     Selling and administrative expenses*

•     Amortization expense*

•     Other significant expense and income items*

•     Capital expenditures

•     Depreciation expense

        *      - These items are currently presented separately for the three years ended January 31,2005 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Form 10-K for the year ended January 31, 2005.

The remainder of our response explains our process for evaluating the aggregation under paragraph 17 of our operating units into the three geographic operating segments.  Our operating units for internal reporting purposes are identified by product type, forks and attachments, for North America and Europe and by country for Asia Pacific.

Prior to specifically addressing the aggregation criteria under paragraph 17, we believe it would be helpful to provide some additional background on the Company’s geographic segments and operating units:

•                  Our chief operating decision maker (“CODM”) is the Chief Operating Officer.

•                  Attachment A contains an overview of our reporting structure.  Each geographic operating segment, except for North America, has a Vice President who reports directly and has regular contact with the CODM.  These Vice Presidents are responsible exclusively for the operations, including sales, manufacturing and administrative support, of their respective region and all operating units within each region.  Our Vice President for Asia Pacific was appointed to the position in July 2005 and is not listed as an officer in the Form 10-K under review.

•                  The CODM serves as the segment manager for North America.  North America has a separate Vice President for both manufacturing operations and sales, both of whom report directly to the CODM.

•                  Each of our operating units engages in business activities which earn revenues and incur expenses and for which discrete financial information is available.  Operating results for these operating units are reviewed by the CODM.

•                  Our current product breakdown is a carryover from 1998 when the Company purchased a fork manufacturing company.  Since 1998 the Company has moved towards the current structure where all business activities are supported on a regional basis.  This includes administrative support.

•                  Asia Pacific operating units are on a country basis and discrete financial information by product line is not available.

•                  With the exception of our CODM, there are no managers or executives who have responsibility for different worldwide product lines.  Accordingly, there are no global product lines for segmentation or for which discrete financial reports are produced.

We have aggregated our operating units into one operating segment for each geographic region based on an evaluation of similar economic characteristics by region. The characteristics in paragraph 17(a)-(e) of SFAS 131 outlined below are consistent between all geographic segments.

Similar Economic Characteristics

A summary of economic characteristics by region follows:

North America – As we previously discussed in the response to comment #1, we have a leading market position in this region for all products.  We have consistently posted strong margins for all products and expect this to continue in the foreseeable future.   Historical sales trends in this region for all products are consistent with trends in the North American forklift industry statistics.  The cyclical downturn in the North American lift truck industry in 2002 affected sales for all products.  The North American forklift truck market is a mature market and future growth in this region will be based on general economic conditions.

Europe – The competitive environment in this region has resulted in declining margins for a period of several years.  Margins are now recovering primarily due to consolidation within the industry. In addition, we are continuing to make internal changes in Europe to increase our overall margins.   However, due to the competitive environment we don’t expect to realize gross margins consistent with North America in the near future.   The historical market trend for Europe follows both forklift industry statistics and general economies in the various countries.  Due to the stagnant economies in the major industrial countries, our sales for all products, without currency changes and acquisitions, would have been relatively flat over the past five years.   Consistent with North America, the European market is relatively mature except for Eastern Europe.  Outside of Eastern Europe the growth should follow general economic trends for the region.  We expect any opportunities for growth to apply equally to all products.

Asia Pacific – The operating units in this region, with the exception of China, are operating in relatively mature markets where gross margins are consistent over time.  Net sales trends are more in line with general economic conditions.  Future growth is expected to follow growth in the general economy.  China is an emerging market with higher gross margins and growth rates than the rest of the region.  The outlook is for this to continue in the future.  This is the basis for the Company’s recently disclosed plans for a major capital expansion in China over the next 18 months. Due to the different economic characteristics in our China operations and the significant additional investment we are making there, we are planning to provide additional segment disclosures in future filings. These will include a breakdown of the Asia Pacific geographic segment disclosures between “China” and “Other.”

Nature of Products (paragraph 17(a)) – As previously noted we manufacture and market materials handling load engagement products that are widely used on forklift trucks and, to a lesser extent, on construction and agricultural vehicles.  The primary focus of these products is to provide forklift trucks with the capability to engage, lift, reposition, carry and deposit various types of loads and products.

Nature of Production Processes (paragraph 17(b)) – The manufacturing of all of our products includes the use of a variety of specialty steel products, including rolled bar, plate, extruded parts and castings.  Production processes include the conversion of raw steel shapes into functional products for the front-end of forklift trucks.  This includes a combination of forming, welding, sawing, burning, machining and heat treating.  The final assembly step can include combining several of these steps with one or more purchased parts.   Capital requirements for operating units are consistent and evaluated worldwide using the same methodology.

Type/Class of Customer (paragraph 17(c)) – Customers for all of our products include end users who use forklift trucks or agricultural and construction vehicles for various applications, but primarily warehouse and distribution activities.

Methods of Distribution (paragraph 17(d)) - All products are distributed through original equipment manufacturers (“OEMs”), original equipment dealers (“OEDs”) and distributors.  These customers then distribute the products to end users.

Nature of Regulatory Environment (paragraph 17(e)) – This area is not applicable to our business since we are not subject to a unique regulatory environment.  All of our products are subject to safety regulations of various governments applicable to forklift trucks and components generally.

We acknowledge the Company is responsible for the adequacy and accuracy of the disclosure in the filing.  We further acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or require any additional information with regard to our response.

Sincerely,

Richard S. Anderson

Chief Financial Officer

Attachment A

Cascade Corporation

January 23, 2006